For immediate release
                                                                  April 19, 2006
                                                        Toyota Motor Corporation

                           Toyota Names New Executives

Tokyo - TOYOTA MOTOR CORPORATION (TMC) announced today planned executive changes, as described below.



1. New Corporate Auditors (3 people) - Pending approval at this year's ordinary general shareholders' meeting in June.

----------------------------------------------------------------------------------------------------------------------
                      Name                                New Title                    Current Title at TMC
----------------------------------------------------------------------------------------------------------------------
Yoichi Morishita                                                                                  -
   Chairman,                                       Corporate Auditor
   Matsushita Electric Industrial Co., Ltd.
----------------------------------------------------------------------------------------------------------------------
Akishige Okada
  Advisor,                                         Corporate Auditor                             -
  Sumitomo Mitsui Banking Corporation
----------------------------------------------------------------------------------------------------------------------
Masaki Nakatsugawa                                 Corporate Auditor         General Manager, Accounting Div.
----------------------------------------------------------------------------------------------------------------------


2. Retiring Corporate Auditors (3 people) - To retire on the same day as this year's ordinary general shareholders' meeting in June.

--------------------------------------------------------------------------------
                Name                                  Current Title
--------------------------------------------------------------------------------
Yoshiro Hayashi                                    Full-time Corporate Auditor
--------------------------------------------------------------------------------
Hiromu Okabe                                       Corporate Auditor
  Chairman,
  Denso Corporation
--------------------------------------------------------------------------------
Tadashi Ishikawa
  Chairman,                                        Corporate Auditor
  Toyota Industries Corporation
--------------------------------------------------------------------------------


3. New Managing Officers (8 people) - Pending approval at a board of directors meeting following this year's ordinary general shareholders' meeting in June.

-----------------------------------------------------------------------------------------------------------------
              Name                                     Current Title (at TMC, unless noted)
-----------------------------------------------------------------------------------------------------------------
Ryoichi Sasaki                     President, Toyota Motor Thailand Co., Ltd.
-----------------------------------------------------------------------------------------------------------------
Seiho Kawakami                     General Manager, Chassis Engineering Div. 2
-----------------------------------------------------------------------------------------------------------------
Yasuhiko Yokoi                     General Manager, LEXUS Domestic Sales & Marketing Div.
-----------------------------------------------------------------------------------------------------------------
Takahiro Fujioka                   Senior Executive Director, Toyota Motor Manufacturing (UK) Ltd.
-----------------------------------------------------------------------------------------------------------------
Masanobu Kawase                    Project General Manager, Technical Administration Div.
-----------------------------------------------------------------------------------------------------------------
Yukio Nishikawa                    Project General Manager, Tokyo Secretarial Div.
-----------------------------------------------------------------------------------------------------------------
Hirofumi Muta                      General Manager, Production Engineering Planning Div.
-----------------------------------------------------------------------------------------------------------------
Thierry P.H.B. Dombreval           Executive Vice President and COO,
                                   Toyota Motor Europe NV/SA (TMME Company)
-----------------------------------------------------------------------------------------------------------------

4. Retiring Managing Officers (7 people) - To retire on the same day as this year's ordinary general shareholders' meeting in June.

--------------------------------------------------------------------------------
                Name                                    Current Title
--------------------------------------------------------------------------------
Hitoshi Nishiyama                                  Managing Officer
--------------------------------------------------------------------------------
Alan J. Jones                                      Managing Officer
--------------------------------------------------------------------------------
Yoshikatsu Tanaka                                  Managing Officer
--------------------------------------------------------------------------------
Nobuyoshi Hisada                                   Managing Officer
--------------------------------------------------------------------------------
Mitsuhisa Kato                                     Managing Officer
--------------------------------------------------------------------------------
John H. Conomos                                    Managing Officer
--------------------------------------------------------------------------------
Takis J. Athanasopoulos                            Managing Officer
--------------------------------------------------------------------------------




For more Information, please contact Tomomi Imai/Paul Nolasco 03-3817-9150/9161 of the International Communications Department, Public Affairs Division, Toyota Motor Corporation.


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